Exhibit 99.1

Youku Tudou Filed 2013 Annual Report on Form 20-F

BEIJING, China, April 17, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2013 with the Securities and Exchange Commission on April 16, 2014. The annual report is available on the Company’s website at ir.youku.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com